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December 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Jordan Nimitz
Tim Buchmiller

Re:	Boon Industries, Inc.
Registration Statement on Form 10-12G
Filed December 13, 2021
File No. 000-56325

Ladies and Gentlemen:

On behalf of our client, Boon Industries, Inc. (the “Company”), in connection with its filing of the above referenced Registration Statement on Form 10 (the “Registration Statement”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 9, 2021 (the “Comment Letter”), relating to the prior Registration Statement on Form 10 filed by the Company with the Commission on August 12, 2021 and withdrawn on October 4, 2021 (the “Prior Registration Statement”). In this letter, we have recited the Staff’s comment in italicized, bold type, followed by Company’s response.

A Pennsylvania Limited Liability Partnership

California          Colorado           Connecticut           Delaware           District of Columbia           Florida
Illinois           Minnesota           Nevada           New Jersey           New York           Pennsylvania          Texas

U.S. Securities and Exchange Commission
December 20, 2021

Overview, page 3

1.       Please include disclosure regarding sources and availability of raw materials required by your business. Please see Item 1 of Form 10 and Item 101(h)(4)(v) of Regulation S-K.

The Company has added disclosure on page 7 of the Registration Statement discussing the availability of raw materials used in the Company’s business.

2.       We note your identification of an exclusive distribution agreement with C Group, Inc. on page F-28. Please expand your disclosure to describe the material terms of the distribution agreement and file the agreement as an exhibit.

The Company has added disclosure on page 5 of the Registration Statement discussing the distribution agreement with C Group, which has been filed as Exhibit 10.11 to the Registration Statement.

3.       Please provide a discussion of your current intellectual property rights, including the duration of such rights. See Item 1 of Form 10 and Item 101(h)(4)(vii) of Regulation S-K.

The Company has amplified its disclosure concerning its intellectual property rights on page 7 of the Registration Statement.

4.       We note your disclosure that you have been able to develop “unique” chemical solutions for the agricultural, food and beverage, hospitality, and medical industries, that your product has a “non-toxic yet highly-effective dynamic,” and that your product line is based on “protecting the health of people and the environment” with an “eco-friendly chlorine dioxide solution.” Please elaborate how your chemical solutions are unique in their respective industries and provide independent, objective support for your claims that the chlorine dioxide solution is non-toxic, highly-effective, and eco-friendly and that your product line protects the health of people and the environment.

The Company has added disclosure on page 7 of the Registration Statement under “Competition” distinguishing the Company’s formula its products from those of its competitors.

U.S. Securities and Exchange Commission
December 20, 2021

5.       Please elaborate what “white label” means in terms of the products that you manufacture for the food and beverage industry.

The Company has added disclosure on page 3 of the Registration Statement detailing the Company’s white label products. Supplementally, we note that “white label” products are commonly understood to mean products manufactured by a manufacture for a third party under the third party’s brand name.

Item 1. Business

Government Regulation, page 6

6.       We note your statement on page 7 that you believe that DiOx+ meets all the List N designation criteria. These criteria include various demonstrations of efficacy against COVID or other pathogens. Please provide support for your belief that DiOx+ meets all of the List N designation criteria by including the testing required by the EPA, the testing conducted for DiOx+, and the objective results of the testing.

The Company has added disclosure on page 7 of the Registration Statement under “List N Designation” regarding studies conducted by MicroChem Laboratory and Q Laboratories on behalf of the Company, which support the Company belief regarding the efficacy of its DiOx+ products and conformity to EPA requirements. In addition, these third party studies have been filed as Exhibits 11.1 and 11.2 to the Registration Statement.

7.       On page 7, we note your belief that compared to your competitors, your DiOx+ product offers a “superior, more concentrated formulation, that will expand use applications and allow us to penetrate markets not currently occupied by our competitors.” Please revise your disclosure to provide support for this belief.

The Company has added disclosure on page 7 of the Registration Statement under “Competition” distinguishing the concentration of the formula of the Company’s products from those of its competitors, which supports the Company’s belief regarding the superiority of its products.

U.S. Securities and Exchange Commission
December 20, 2021

Interim Financial Statements

Note 1 - Basis Of Presentation And Summary Of Significant Accounting Policies, page F-6

8.       Please revise to include a statement in the notes to the financial statements disclosing that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading. See Instruction 2 to Rule 8-03 of Regulation S-X.

Note 1 to the interim financial statements on page F-7 has been revised to include the requested disclosure regarding adjustments under “Basis of Presentation.”

Note 4 - Convertible Notes Payable, page F-9

9.       Please indicate whether the two notes with 2020 due dates are in default.

Note 4 of the interim financial statements has been revised to indicate the notes that are in default.

Note 10 - Commitments and Contingencies, page F-14

10.       Please provide the lease for the product production and water bottling facility in Grants Pass, Oregon as an exhibit to the registration statement or explain our explain why you believe it is not required. See Item 15(b) of Form 10 and Item 601(b)(10) of Regulation S- K.

The Grants Pass lease has been filed as Exhibit 10.8 to the Registration Statement.

Note 11 - Subsequent Events, page F-14

11.       Please expand your disclosure regarding the Contractor Agreement with Daren Correll, the Exclusive Technology License Agreement with Eaucentrix LLC, and the Service Agreement with Integrity Media, Inc. to describe the material terms of each such agreement, including each party’s rights and obligations under each such agreement, the duration of each agreement, and termination provisions. Please also file the agreements as exhibits or explain why you believe it is not required. See Item 15(b) of Form 10 and Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission
December 20, 2021

The contractor agreement with Daren Correll is now described on pages F-20 and F-43, and has been filed as Exhibit 10.9 to the Registration Statement.

Additional disclosure on the Exclusive Technology License Agreement with Eaucentrix LLC is now provided on page 7, and it has been filed as Exhibit 10.10 to the Registration Statement.

The Company has expanded its disclosure on pages F-20 and F-44 with respect to the agreement with Integrity Media, disclosing that Integrity Media provides investor relation relations services. The Company does not believe this agreement is material within the meaning of Item 601(b)(10) of Regulation S-K and has not filed it as an exhibit to the Registration Statement.

Statement of Operations, page F-18

12.       Please revise to round your net loss per common share to the nearest cent throughout your document.

The financial statements have been revise to round all per share figures to the nearest cent.

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies, page F-21

13.       Please revise your disclosure to:

•	Describe in full detail your accounting for the Holding Company Merger and the Asset Purchase Agreement, including related amounts, as referred to on page 3;

•	Explain the basis for your accounting for the Holding Company Merger and the Asset Purchase Agreement;

•	Provide any disclosures required by ASC 805 related to these merger transactions;

•	Describe the $3.6 million “parent subsidiary formation” transaction referred to in the statement of cash flows. In addition, explain to us how you determined this amount is cash flows from investing activities. Refer to ASC 203-10-45-11 and 45-12; and

•	Identify the entity whose financial statements constitute these financial statements prior to March 2, 2020.

U.S. Securities and Exchange Commission
December 20, 2021

Note 1 to the Company’s financial statements for the year ended December 31, 2020 has been significantly revised to address the comments above, including by adding paragraphs for each of the Holding Company Merger and Asset Purchase from Matrix of Life Tech Trust under the captions “Holding Company Parent-subsidiary” and “Formation Change of Control/Asset Purchase” on pages F-29 and F-30 of the Registration Statement.

The Company has also made substantial changes to its accounting for these transactions as reflected in the financial statements included in the Registration Statement. These changes include eliminating the $3,600,00 of cash flows from investing activities related to the “Parent subsidiary formation” that were reflected in the Original Registration Statement. Similar changes are also reflected under “Liquidity and Capital Resources” on page 11 of the Registration Statement.

The Company has also indicated on page F-30 of the Registration Statement that the historical financial statements of the Company prior to the March 2, 2020 transactions are those of Matrix of Life Tech Trust.

14.       Please have your auditor explain how they considered AS 3101.18(d) and whether explanatory language is required in the auditor’s report due to any of the merger transactions described on page 3.

The Company’s auditor has informed us that as the audited financial statements are reflective and inclusive of the merger transactions, and includes these companies, they do not believe an explanatory paragraph is necessary.

15.       Please include in the notes to the financial statements your revenue recognition accounting policy and any disclosures required by ASC 606.

The Company has expanded the notes to its financial statements and added the required disclosures regarding revenue recognition on pages F-11 and F-34 of the Registration Statement.

16.       Please revise to disclose the recent accounting pronouncements which impact the Company.

The Company has added a “Recent Accounting Pronouncements” section to Note 1 of the financial statements, beginning on page F-35.

U.S. Securities and Exchange Commission
December 20, 2021

Annual Financial Statements

Note 2 - Going Concern, page F-23

17.       You disclose that you do not have sufficient cash to fund your desired research and development objectives for your augmented/virtual reality product development for the next 12 months. Please revise this disclosure here and on page F-8 as this is not how you have described your business plan elsewhere in the filing.

The Company has deleted the reference to an augmented/virtual reality product in the Registration Statement, which was erroneously included in the Original Registration Statement.

Note 4 - Convertible Notes Payable, page F-24

18.       Please provide us your determination of whether ASC 815-15 requires bifurcation of the conversion features of your convertible notes payable and revise the disclosure to include your accounting policy. In addition, please revise your disclosure to explain the pertinent terms of these conversion features for each notes payable.

The Company has revised its accounting for its convertible notes in the Registration Statement to bifurcate the embedded conversion features contained in such notes, as disclosed under “Convertible Instruments” on pages F-11 and F-34 of the Registration Statement. This change is also reflected in the Company’s revised financial statements, as well as in disclosures on pages 10, 11, F-14, F-16, F-17, F-18, F-34, F-38 and F-39 of the Registration Statement.

19.       You disclose that certain notes under Note 4 and Note 6 are in default. Please additionally disclose any material consequences from these defaults and whether any of your other notes contain cross default provisions.

The Company has revised its disclosure in Notes 4 and 6 to reflect the default under the notes that are past due, and to discuss the cross default provisions of the notes on page F-19 of the Registration Statement.

U.S. Securities and Exchange Commission
December 20, 2021

Note 7 - Preferred Stock, page F-27

20.       Please provide us your determination of whether ASC 815-15 requires bifurcation of the conversion features of your convertible preferred stock and revise the disclosure to include your accounting policy. In addition, please provide in the filing all of the disclosures required by ASC 505-10-50, as applicable.

As noted above, the Company has revised its disclosures regarding its accounting for convertible instruments in the Registration Statement, and has disclosed its accounting policies in this regard under “Convertible Instruments” on pages F-11 and F-34 of the Registration Statement. In addition, the Company has summarized the pertinent rights and privileges of the Company’s convertible preferred stock in note 7 to the financial statements on pages F-40 and F-41 of the Registration Statement. Management reviewed the contractual and implied terms of the convertible preferred stock pursuant to ASC 815-15-25-17(a) and concluded that that the hybrid host instrument is more akin to an equity-like instrument. As a result, the conversion feature was deemed to be clearly and closely related to the host equity-like instrument and was not bifurcated from its host instrument.

Note 10 - Commitments and Contingencies, page F-28

21.       Please disclose your accounting for the 300,000 shares of preferred stock, valued at $3,000,000, issued on May 13, 2020 to Anthony Super and the material terms of the related distribution agreement with C Group, Inc. In addition, clarify why the issuance of these shares do not appear to be reflected on the statement of stockholders’ equity (deficit). Please clarify if this transaction relates to the share-based compensation increase disclosed on page 8 and if so how it is reflected on the statement of cash flows.

The Company has expanded its disclosure regarding the distribution agreement with C Group on pages F-21 and F-41 of the Registration Statement. In addition, the Company’s Statements of Cash Flows and Shareholders’ Deficit on pages F-4, F-5, F-26 and F-28 of the Registration Statement now reflect $3,000,000 of share-based compensation resulting from this issuance.

U.S. Securities and Exchange Commission
December 20, 2021

General

22.       Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

The Company withdraw the Original Registration Statement before it became effective

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc:     Justin Gonzalez